United States securities and exchange commission logo





                             September 1, 2023

       Jason Fox
       Chief Executive Officer
       Net Lease Office Properties
       One Manhattan West, 395 9th Avenue, 58th Floor
       New York, New York 10001

                                                        Re: Net Lease Office
Properties
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted August
14, 2023
                                                            CIK No. 0001952976

       Dear Jason Fox:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Draft Registration Statement Submitted August 14, 2023

       Information Statement Summary, page 1

   1.                                                   Refer to prior comment
1. We note your disclosure that the Separation and Distribution
                                                        Agreement identifies
the assets to be transferred, the liabilities to be assumed and the contracts to be
assigned to each of you and WPC as part of the Separation. Please revise to briefly describe the
liabilities and obligations in the summary.
       Liquidity and Capital Resources, page 98

   2. We note your revised plans to finance the NLO business using a combination of a term loan and
non-convertible preferred stock. Please disclose the material terms of these financing arrangements
and file the forms of documents setting forth their terms as exhibits. As examples
of terms to be disclosed, please clarify amounts available, related
 Jason Fox
Net Lease Office Properties
September 1, 2023
Page 2
      interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss the extent to which financial covenants may restrict your ability to incur additional debt to finance uses in the next 12 months, if applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Bob Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameJason Fox
                                                            Division of
Corporation Finance
Comapany NameNet Lease Office Properties
                                                            Office of Real
Estate & Construction
September 1, 2023 Page 2
cc:       Darren Guttenberg, Esq.
FirstName LastName